Gilbert Bergsman
Eichler Bergsman & Co., LLP                                 Paul Eichler
Certified  Public Accountants                               Michael E. Silverman
404 Park Avenue South, New York, New York 10016
Tel 212-447-9001 Fax 212-447-9006

November 21, 2001

Audit Committee
eSAFETYWORLD, Inc.
80 Orville Drive
Bohemia, New York 11716

Gentlemen,

        This letter confirms certain aspects of the audit of eSAFETYWORLD, Inc. for its flscai year ended June 30, 2001.

Timing

        We normally complete most of the field work on the eSAFETYWORLD audit in September. We had similar plans for this year but the events following September 11 disrupted our plans. As a result, the discussion of substantive accounting and reporting issues did not take place until October.

Reporting Issues

        eSAFETYWORLD performs consulting engagements for clients. These engagements typically extend from 12 to 15 months. eSAFETYWORLD had been accounting for these engagements as work was performed and reported as such in its quarterly reports on Form 10-QSB on which we issued our review reports. Clients have the option of paying eSAFETYWORLD in either cash or shares of their common stock.

        The initial clients of the consulting business have opted to pay eSAFETYORLD by issuing shares of their common stock. eSAFETYWORLD expects to distribute all or a significant portion of the shares received to its shareholders in the form of a dividend. Because of the eSAFETYWORLD's role in the dividend distributions, during the fourth quarter of fiscal 2001, we were advised that eSAFETYWORLD concluded that it is likely functioning as a statutory "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933 with respect to those distributions. This may preclude eSAFETYWORLD and its clients from relying on any "exemption afforded under Section 4(2) of the Securities Act with respect to the receipt of such shares from clients. Accordingly, eSAFETYWORLD now requires all shares issued to it in payment for its consulting services to be registered prior to issuance when there is an intent to distribute.

         During October, we discussed this matter with management. Following these discussions, a conclusion was reached that eSAFETYWORLD's likely status as a statutory underwriter and the likely unavailability of the Section 4(2) exemption constituted a significant
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change in circumstances from prior interim periods because the clients in question could no longer satisfy their liability to eSAFETYWORLD by issuing shares directly to eSAFETYWORLD without condition. Instead, those shares now need to be registered prior to issuance which introduces an uncertainty that is beyond the control of eSAFETYWORLD and its clients. Based on this change in circumstances, a decision was made to defer the revenues associated with the affected engagements until the registration statements related to the shares become effective, the shares distributed, and a market developed to establish a value for the shares to fairly record the income.

         This change in circumstances is in effect a change in estimate because it was brought about based on the occurrence of new events and additional information affecting engagements that were in progress before these new facts and information were known or took place. In accordance with Opinion No. 20 of the Accounting Principles Board, the impact of that change in estimate was accounted for in the accounting period in which the change took place, the fourth quarter of fiscal year 2001. Under these circumstances, no restatement of prior 10-QSB's appears required for this change in estimate.


Sincerely,


/s/Gilbert Bergsman

Gilbert Bergsman